UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Date of Report (Date of Earliest Event Reported)

Global Ship Lease, Inc.

(Exact name of registrant as specified in its charter)

Global Ship Lease, Inc.

(Translation of Registrant’s name into English)

c/o 10 Greycoat Place

London SW1P 1SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes _______ No ___X____

On August 14, 2008, Marathon Acquisition Corp. issued a press release announcing its consummation of the mergers with GSL Holdings, Inc. and Global Ship Lease, Inc. Immediately following the mergers, GSL Holdings, Inc., the surviving entity, filed Amended and Restated Articles of Incorporation (the “Articles”) that changed its name to Global Ship Lease, Inc. A copy of the press release and the Articles described above are attached hereto and incorporated herein by reference.

Media Contact: Tyler Wilson

The IGB Group

646-673-9701

Marathon Acquisition Corp. Announces Conclusion of Merger

NEW YORK, August 14, 2008 – Marathon Acquisition Corp. (“Marathon”) (AMEX: MAQ.U) (AMEX: MAQ) (OTCBB: MAQ.WS) today announced the closing of the merger with Global Ship Lease, Inc., a rapidly growing containership charter owner and the twentieth largest in the industry.

Global Ship Lease’s common stock, warrants, and units will begin trading on the New York Stock Exchange under the symbol “GSL,” “GSL.WS,” and “GSL.U,” respectively, on Friday, August 15, 2008. Marathon’s common stock, warrants, and units will continue to trade on the American Stock Exchange on Thursday, August 14, 2008.

Michael Gross, Chairman and Chief Executive Officer of Marathon, commented, “We are pleased with Global Ship Lease’s listing on the New York Stock Exchange and are extremely optimistic about the Company’s future prospects. With an experienced management team and strong balance sheet, Global Ship Lease is in a strong position to take advantage of favorable long-term industry fundamentals and meet its growth objectives while providing shareholders with sizeable and growing quarterly dividends.”

Global Ship Lease currently operates a fleet of 12 container vessels. The Company is scheduled to increase its fleet by an additional five vessels by the third quarter of 2009, representing 80% built-in capacity growth. All 17 vessels are contracted on long-term charters with an average remaining charter term of approximately 11 years.

Ian Webber, Chief Executive Officer, stated, “The closing of this transaction marks the beginning of an exciting new chapter for Global Ship Lease. In striving to create shareholder value, we intend to draw upon our secured revenue streams to provide investors with stable earnings and sizeable dividends, as we actively pursue growth opportunities. We remain committed to diversifying our customer base and leveraging our considerable financial strength to further expand the fleet in a disciplined manner. In meeting this important objective, we intend to utilize our $800 million credit facility and cash proceeds from warrant exercises to double our asset base over the next 12 to 18 months.”

About Global Ship Lease

Global Ship Lease is a rapidly growing containership charter owner and was a subsidiary of CMA CGM. of France (“CMA CGM”), the world’s third largest container shipping company. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to world class container liner companies.

Global Ship Lease currently owns 12 vessels and has contracts in place to purchase an additional five vessels for $437 million from CMA CGM four of which are expected to be delivered in December 2008 and one in July 2009.

Once all of the contracted vessels have been delivered, Global Ship Lease will have a 17 vessel fleet with total capacity of 66,297 TEU and a weighted average age of 5.5 years. All of the contracted vessels are under long-term charters to CMA CGM with an average remaining charter term of approximately 11 years.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the strength of the future growth of the shipping industry, including the rate of annual demand growth in the international containership industry;

•	future payments of dividends and the availability of cash for payment of dividends;

•	Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days,

•	drydocking (beyond the disclosed reserve), survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	Global Ship Lease’s ability to repay its credit facility and grow using the available funds under its credit facility;

•	assumptions regarding interest rates and inflation;

•	change in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional financing in the future (from warrant exercises or outside services) to fund capital expenditures, acquisitions and other general corporate activities;

•	estimated future capital expenditures needed to preserve Global Ship Lease’s capital base;

•	ability to effect an acquisition and to meet target returns;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into long-term, fixed-rate charters;

•	Global Ship Lease’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations;

•	potential liability from future litigation; and

•	other factors discussed in the section entitled “Risk Factors” in the joint proxy statement/prospectus.

Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors described in “Risk Factors” in the joint proxy statement/prospectus. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks we describe in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

.

AMENDED AND RESTATED ARTICLES OF INCORPORATION

OF

GSL HOLDINGS INC.

UNDER SECTION 93 OF THE BUSINESS CORPORATIONS ACT

I, Michael Gross, a director of GSL Holdings Inc., for the purpose of amending and restating the Articles of Incorporation of said corporation hereby certify:

1. The name of the corporation is GSL Holdings Inc.

2. The Articles of Incorporation were filed with the Registrar of Corporations as of the 14th day of March, 2008.

3. The Amended and Restated Articles of Incorporation, as amended heretofore, are hereby amended and restated in their entirety as follows:

ARTICLE I

NAME, PURPOSE, POWERS, DURATION AND INCORPORATOR

Section 1.1 Name. The name of the corporation shall be Global Ship Lease, Inc. (the “Corporation”).

Section 1.2 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act (the “BCA”).

Section 1.3 Powers. The Corporation shall have every power which a corporation now or hereafter organized under the BCA may have, including the power to engage in any lawful act or activity relating to the business of maritime transportation, including owning subsidiaries which charter or re-charter containerships to others and any other lawful act or activity customarily conducted in conjunction therewith.

Section 1.4 Duration. The Corporation shall have a perpetual existence.

ARTICLE II

REGISTERED ADDRESS AND REGISTERED AGENT

The registered address of the Corporation in the Republic of the Marshall Islands is Trust Company Complex, Ajeltake Road, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960. The name of the Corporation’s registered agent at such address is The Trust Company of the Marshall Islands, Inc. The Board of Directors of the Corporation (the “Board of Directors”) may establish branches, offices or agencies in any place in the world and may appoint legal representatives anywhere in the world.

ARTICLE III

AUTHORIZED SHARES

Section 3.1 Authorized Shares. The aggregate number of shares of registered stock that the Corporation shall have authority to issue is two hundred fifty million (250,000,000), consisting of common shares and preferred shares.

(a) Number of Common Shares. The Corporation is authorized to issue two hundred forty nine million (249,000,000) registered common shares, each with a par value of one United States cent

(US$0.01), consisting of two hundred fourteen million (214,000,000) Class A common shares, each with a par value of one United States cent (US$0.01) (the “Class A Common Shares”), twenty million (20,000,000) Class B common shares, each with a par value of one United States cent (US$0.01) (the “Class B Common Shares”), and fifteen million (15,000,000) Class C common shares, each with a par value of one United States cent (US$0.01) (the “Class C Common Shares,” together with the Class A Common Shares and the Class B Common Shares, the “Common Shares”).

(b) Number of Preferred Shares. The Corporation is authorized to issue one million (1,000,000) registered preferred shares, each with a par value of one United States cent (US$0.01) (the “Preferred Shares”).

In these Amended and Restated Articles of Incorporation, unless specifically stated otherwise herein, the term “shares” means the Common Shares and the Preferred Shares, and the term “shareholders” means the holders of the Common Shares and the Preferred Shares.

ARTICLE IV

CLASSES AND CHARACTERISTICS OF THE SHARES

Section 4.1 Preferred Shares.

(a) The Preferred Shares may be issued from time to time in one or more series. The Board of Directors is hereby vested with authority, with respect to any series of Preferred Shares, to fix by resolution or resolutions the designations and the powers, preferences and relative, participating, optional or other rights and qualifications, limitations or restrictions thereon, including, without limitation, (1) the designation of the series; (2) the number of shares in the series, which the Board of Directors may, except where otherwise provided in the Preferred Shares designation, increase or decrease, but not below the number of shares then outstanding; (3) whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series; (4) the dates at which dividends, if any, will be payable; (5) the redemption rights and price or prices, if any, for shares of the series; (6) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series; (7) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation; (8) whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made; (9) conditions or restrictions on the issuance of shares of the same series or of any other class or series of the Preferred Shares; and (10) the voting rights, if any, of the holders of the series. In case the number of shares of any series shall be decreased, the shares constituting such decrease shall resume the status of undesignated Preferred Shares.

(b) Except as otherwise required by law, holders of any series of Preferred Shares shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by these Amended and Restated Articles of Incorporation or by resolution of the Board of Directors adopted pursuant to authority hereinbefore granted relating to the issuance of such series and filed in accordance with Section 5 of the BCA (together a statement prepared pursuant to Section 35(5) of the BCA setting forth a copy of the said resolution).

Section 4.2 Common Shares. There are three (3) classes of Common Shares: the Class A Common Shares, the Class B Common Shares and the Class C Common Shares.

(a) Voting of Common Shares. Except as otherwise provided by law or otherwise provided herein, each of the Class A Common Shares, Class B Common Shares and Class C Common Shares shall have one vote and shall vote as a single class;

(i) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class A Common Shares, increase or decrease the par value of the Class A Common Shares, or alter or change the powers, preferences or rights of the Class A Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class A Common Shares then outstanding, voting separately as a class;

(ii) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class B Common Shares, increase or decrease the par value of the Class B Common Shares, or alter or change the powers, preferences or rights of the Class B Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class B Common Shares then outstanding, voting separately as a class; and

(iii) provided, that any proposed amendment of these Amended and Restated Articles of Incorporation, including any amendment of these Amended and Restated Articles of Incorporation (or any successor articles of incorporation) made pursuant to the terms of any merger, consolidation or similar transaction (excluding any statement setting forth a copy of a resolution of the Board of Directors relating to the issuance of any series of Preferred Shares executed, acknowledged, and filed in accordance with Section 5 of the BCA), that would increase or decrease the aggregate number of authorized Class C Common Shares, increase or decrease the par value of the Class C Common Shares, or alter or change the powers, preferences or rights of the Class C Common Shares so as to affect them adversely, shall require the approval of not less than a majority of the votes entitled to be cast by the holders of the Class C Common Shares then outstanding, voting separately as a class.

Any action to be taken upon a vote of the holders of the Common Shares or any class thereof must be taken at an annual or special meeting of shareholders, provided, however, any vote may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all the shareholders entitled to vote with respect to the subject matter thereof.

Section 4.3 Payment of Dividends to Holders of Common Shares or Any Class Thereof.

(a) Definitions. For the purpose of this Section 4.3, the following definitions shall be used.

(i) Adjusted Operating Surplus. “Adjusted Operating Surplus” means, with respect to any period, Operating Surplus generated with respect to such period (1) less any net reduction in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period to the extent such reduction does not relate to an Operating Expenditure or Maintenance Capital Expenditure made with respect to such period, (2) plus any net increase in cash reserves for Operating Expenditures or Maintenance Capital Expenditures with respect to such period. Adjusted Operating Surplus does not include the portion of Operating Surplus included in clause (A) of the definition of Operating Surplus herein.

(ii) Base Dividend. “Base Dividend” means US$0.23 per Class A Common Share or Class B Common Share per calendar quarter, subject to any adjustments as set forth in subsection (f) below. Class C Common Shares shall not be entitled to receive dividends.

(iii) Capital Expenditures. “Capital Expenditures” includes every expenditure that is capital in nature, including expansion capital expenditures, replacement capital expenditures and Maintenance Capital Expenditures.

(iv) Change of Control. “Change of Control” means the occurrence of any of the following:

(A) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Corporation’s assets, properties or business;

(B) the adoption by the Board of Directors of a plan of liquidation or dissolution of the Corporation;

(C) the consummation of any transaction, or a series of related transactions (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934), becomes the beneficial owner, directly or indirectly, of more than a majority of the Corporation’s Voting Shares (as defined in ARTICLE VI(a)(viii)), measured by voting power rather than number of shares;

(D) if, at any time, the Corporation becomes insolvent, admits in writing its inability to pay its debts as they become due, commits an act of bankruptcy, is adjudged or declared bankrupt or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of the Marshall Islands or any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;

(E) a change in directors after which a majority of the members of the Board of Directors are not Continuing Directors;

(F) the consolidation of the Corporation with, or the merger or consolidation of the Corporation with or into, any “person,” or the consolidation of any “person” with, or the merger or consolidation of any “person” with or into, the Corporation, in any such event pursuant to a transaction in which any of the outstanding Common Shares are converted into or exchanged for cash, securities or other property or receive a payment of cash, securities or other property, other than any such transaction where the Corporation’s voting stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee “person” constituting a majority of the outstanding shares of such voting stock of such surviving or transferee “person” immediately after giving effect to such issuance.

(v) Closing Price. “Closing Price” for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal National Securities Exchange on which the Class A Common Shares are listed or, if the Class A Common Shares are not listed on any National Securities Exchange, the last quoted price on such day or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market then in use, or, if on any such day the Class A Common Shares are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Class A Common Shares selected by the Board of Directors, or if on any such day no market maker is making a market in the Class A Common Shares, the fair value of the Class A Common Shares on such day as determined by the Board of Directors.

(vi) Class A Common Share Arrearages. “Class A Common Share Arrearages” means the amount by which the Base Dividend in any quarter during the Subordination Period exceeds the dividend from Operating Surplus actually paid per share of Class A Common Shares issued and outstanding in such quarter, on or after the Post-Merger Trading Date, cumulative for that quarter and all prior quarters during the Subordination Period, and reduced by any dividends from Operating Surplus on the Class A Common Shares paid to reduce the Class A Common Share Arrearages pursuant to Section 4.3(d)(ii); provided that the unpaid Class A Common Share Arrearages will not accrue interest and provided further that no Class A Common Share Arrearages will accrue after the distribution of any proceeds from any voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation. The Class B Common Shares will not accrue any arrearages during the Subordination Period.

(vii) Continuing Directors. “Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (1) was a member of the Board of Directors immediately after the completion of the Merger; or (2) was nominated for election or elected to the Board of Directors with the approval of a majority of the directors then in office who were either directors immediately after the completion of the Merger or whose nomination or election was previously so approved.

(viii) Contracted Fleet. “Contracted Fleet” means the CMA CGM Jamaica, the CMA CGM Sambhar, the CMA CGM America, the 10,960 TEU (Newbuilding), and the CMA CGM Berlioz.

(ix) Current Market Price. “Current Market Price” means the average of the daily Closing Prices per Class A Common Share for the five (5) consecutive Trading Days immediately prior to such date.

(x) Interim Capital Transactions. “Interim Capital Transactions” means the following transactions if they occur prior to the liquidation of the Corporation: (1) borrowings; (2) sales of equity and debt securities of the Corporation; (3) capital contributions; (4) corporate reorganizations or restructurings; (5) the termination of interest rate swap agreements; (6) sales or other dispositions of vessels; and (7) sales or other dispositions of other assets other than in the normal course of business.

(xi) Liquidating Dividends. “Liquidating Dividends” are dividends or any other distributions to the Class A Common Shares and the Class B Common Shares that are paid from any amount in excess of Operating Surplus.

(xii) Maintenance Capital Expenditures. “Maintenance Capital Expenditures” means any cash capital expenditures incurred after the completion of the Merger to maintain vessels and other assets, replacement of equipment on the vessels, repairs and similar expenditures, but excluding capital expenditures related to drydocking and capital expenditures for or related to the acquisition of additional vessels, and including capital expenditures for replacement of a vessel as a result of damage or loss prior to normal retirement, net of any insurance proceeds, warranty payments or similar property not treated as cash receipts for purposes of calculating Operating Surplus.

(xiii) Merger. “Merger” means the date of the merger of the former corporation named Global Ship Lease, Inc. with and into the Corporation.

(xiv) National Securities Exchange. “National Securities Exchange” means an exchange registered with the United States Securities and Exchange Commission under Section 6(a) of the United States Securities Exchange Act of 1934, as amended, supplemented or restated from time to time, and any successor to such statute.

(xv) Operating Expenditures. “Operating Expenditures” are all cash expenditures, after the completion of the Merger, including but not limited to, operating expenses, interest payments and taxes, but excluding:

(A) the repayment of borrowings;

(B) the repurchase of debt and equity securities;

(C) interest rate swap termination costs;

(D) expenses and taxes related to Interim Capital Transactions;

(E) Capital Expenditures;

(F) expenses, costs and liabilities related to the Merger; and

(G) payment of dividends.

(xvi) Operating Surplus. For any period “Operating Surplus” is:

(A) $20 million (which may be increased to $30 million as described below); plus

(B) all of the Corporation’s cash receipts since closing of the Merger, excluding cash receipts from Interim Capital Transactions; plus

(C) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by the Corporation, in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset such as vessels (other than the Corporation’s Contracted Fleet) during the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

(D) interest (after giving effect to interest rate swap agreements) paid on debt incurred and cash dividends paid on equity securities issued by the Corporation, in each case, to pay the construction period interest on debt incurred, or to pay construction period dividends on equity issued, to finance the construction projects described in (C) above; less

(E) Operating Expenditures; less

(F) Maintenance Capital Expenditures; less

(G) a reserve for the estimated cost of future drydockings; less

(H) the amount of cash reserves established by the Board of Directors for future (1) Operating Expenditures and (2) Maintenance Capital Expenditures.

The $20 million amount in (A) above may be increased by the Board of Directors to $30 million only if the Board of Directors determines that such increase is necessary to allow it to pay all or part of the

Base Dividend on the Class A Common Shares. This $20 million amount cannot be increased in any period in which a dividend on the Class B Common Shares is paid or is otherwise payable from Operating Surplus.

For purposes of calculating Operating Surplus, any dividends that are paid on the Preferred Shares will be treated as if they were interest payments and not dividends.

Notwithstanding the foregoing, the construction or application of this definition of Operating Surplus as outlined above may be adjusted in the case of any particular transaction or matter or type of transaction or matter if the Board of Directors, with the concurrence of the Corporation’s audit committee, is of the opinion that such an adjustment is necessary or appropriate to further the overall purpose and intent of the definition of Operating Surplus, so long as such adjustment will not adversely affect the holders of Class B Common Shares.

(xvii) Subordination Period. “Subordination Period” means the period from the completion of the first sale by the Corporation of the Class A Common Shares after the consummation of the Merger (the “Post-Merger Trading Date”) and ending on the first to occur of the following:

(A) the first day of any quarter ending after June 30, 2011 in respect of which (x) the quarterly dividends paid by the Corporation from Operating Surplus on all of the Class A Common Shares and the Class B Common Shares at least equaled the Base Dividend for the immediately preceding four-quarter period (the “Four-Quarter Period”); and (y) the Adjusted Operating Surplus generated in the aggregate by the Corporation during the Four-Quarter Period at least equaled the product of the aggregate Base Dividend during the Four-Quarter Period multiplied by 1.25 and further multiplied by the weighted average number of outstanding Class A Common Shares and Class B Common Shares during the Four-Quarter Period; and

(B) the occurrence of a Change of Control, in which case the Subordination Period will be deemed to end immediately preceding such occurrence.

(xviii) Trading Day. “Trading Day” means a day on which the principal National Securities Exchange on which the Class A Common Shares are listed is open for the transaction of business or, if the Class A Common Shares are not listed on any National Securities Exchange, a day on which banking institutions in New York City in the United States generally are open.

(b) Payment of Dividends on Common Shares. During the Subordination Period only, all dividends paid to shareholders will be treated as either a dividend from Operating Surplus or a Liquidating Dividend. The Board of Directors will treat all dividends as dividends from Operating Surplus until the sum of all dividends paid since the consummation of the Merger equals the amount of Operating Surplus as of the most recent date of determination. The Board of Directors will treat dividends paid from any amount in excess of Operating Surplus as Liquidating Dividends. Notwithstanding the foregoing or anything to the contrary herein, the starting dividend that will be paid shortly after consummation of the Merger will not be treated as being paid from Operating Surplus and will not be treated as a Liquidating Dividend.

(c) Authority to Pay Dividends. The Board of Directors, in its sole discretion, may determine whether to declare and pay dividends to the shareholders at any time. Subject to the rights of any outstanding Preferred Shares, any dividends that are declared and paid by the Board of Directors with respect to the Common Shares must be declared and paid in accordance with the provisions of this Section 4.3. Dividends shall be paid in cash unless the Board of Directors has authorized a distribution in kind. The Board of Directors shall determine the fair market value of any dividend to be paid in kind. Any dividends to be paid in kind (other than in the nature of a stock split) shall then be declared and paid in accordance with the provisions of this Section 4.3 as if the fair market value were cash.

(d) Dividends from Operating Surplus During Subordination Period. Subject to the rights of any outstanding Preferred Shares, dividends from Operating Surplus, if any, for any quarter during the Subordination Period will be declared and paid in the following manner:

(i) First, 100% of dividends to all of the Class A Common Shares, pro rata, until each outstanding Class A Common Share has been paid an amount equal to the Base Dividend for that quarter;

(ii) Second, 100% of dividends in excess of those paid pursuant to clause (i) above to all of the Class A Common Shares, pro rata, until each outstanding Class A Common Share has been paid an amount equal to any Class A Common Share Arrearages accrued and unpaid for any prior quarters during the Subordination Period;

(iii) Third, 100% of dividends in excess of those paid pursuant to clauses (i) and (ii) above to all of the Class B Common Shares, pro rata, until each outstanding Class B Common Share has been paid an amount equal to the Base Dividend for that quarter;

(iv) Fourth, 100% of dividends to all outstanding Class A Common Shares and Class B Common Shares, pro rata, as if they were a single class; and

(v) Notwithstanding the above, the Class B Common Shares shall not be entitled to receive any dividends with respect to the second and third quarters of 2008.

(e) Liquidating Dividends. Subject to the rights of any outstanding Preferred Shares, Liquidating Dividends shall be paid, pro rata, to the Class A Common Shares and the Class B Common Shares. No Liquidating Dividends shall be paid to the Class C Common Shares.

(f) Adjustment of Base Dividend. The Base Dividend is subject to downward adjustment in the case of payment of Liquidating Dividends. The Base Dividend will be reduced in the same proportion that the Liquidating Dividend had to the fair market value of the Class A Common Shares prior to the payment of the dividend. If the Class A Common Shares are publicly traded on a National Securities Exchange or market, the fair market value will be the Current Market Price before the ex-dividend date. If the shares are not publicly traded, the fair market value will be determined by the Board of Directors. In addition, the Corporation may make a pro rata distribution of shares or may effect a subdivision or combination of shares and any amounts calculated on a per share basis (including, without limitation, the Base Dividend and any Class A Common Share Arrearages) or stated as a number of shares shall be adjusted proportionately and appropriately as determined by the Board of Directors.

Section 4.4 Rights of Class B Common Shares After the Subordination Period and Conversion of Class B Common Shares to Class A Common Shares. After the end of the Subordination Period the rights and privileges of the Class B Common Shares shall be the same as those of the Class A Common Shares. The outstanding Class B Common Shares shall convert to Class A Common Shares on a one-for-one basis on the first day of the calendar quarter at least thirty (30) days after the end of the Subordination Period.

Section 4.5 Rights of Class C Common Shares and Conversion of Class C Common Shares to Class A Common Shares. The outstanding Class C Common Shares shall convert to Class A Common Shares on a one-for-one basis on January 1, 2009 or upon a Change of Control, whichever is earlier.

Section 4.6 Preemptive Rights. No holder of Common Shares of the Corporation of any class shall have, solely by reason thereof, any preferential or preemptive rights to subscribe for, purchase or receive any unissued shares of the Corporation of any class, now or hereafter authorized or any options or warrants for such shares, or any rights to subscribe to or purchase such shares, or any securities convertible into or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

ARTICLE V

BOARD OF DIRECTORS

(a) Powers. The management of all the affairs, property and business of the Corporation shall be vested in the Board of Directors, who shall have and may exercise all powers except such as are exclusively conferred upon the shareholders by law or by these Amended and Restated Articles of Incorporation.

(b) Number and Class. The number of persons constituting the Board of Directors shall not be less than one (1) or more than twelve (12), as fixed from time to time by the vote of the holders of a majority of the outstanding Common Shares (subject to any rights of the holders of Preferred Shares) or by majority vote of the entire Board of Directors. The Board of Directors shall be divided into three (3) classes (“Term I,” “Term II,” and “Term III,” respectively), as nearly equal in number as the then total number of directors constituting the entire Board of Directors permits, with the term of office of one or another of the three (3) terms expiring each year. The initial term of office of the Term I directors shall expire at the 2009 annual meeting of shareholders, the initial term of office of the Term II directors shall expire at the 2010 annual meeting of shareholders, and the initial term of office of the Term III directors shall expire at the 2011 annual meeting of shareholders. Commencing with the 2009 annual meeting of shareholders, the directors elected at an annual meeting of shareholders to succeed those whose terms then expire shall be identified as being directors of the same term as the directors whom they succeed, and each of them shall hold office until the third succeeding annual meeting of shareholders and until such director’s successor is elected and has qualified, unless such director is removed, resigns or dies prior to the annual meeting of shareholders in which such director’s term of office expires.

(c) Election. Except as provided in paragraph (e) of this Article, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if as of a date that is fourteen (14) days in advance of the date the corporation files its definitive proxy statement (regardless of whether or not thereafter revised or supplemented) with the Securities and Exchange Commission the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a director must exceed the number of votes cast against that director. Cumulative voting, as defined in Section 71(2) of the BCA, shall not be used to elect directors. Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide. Quorum for voting for a director shall be a majority of the aggregate Common Shares.

(d) Removal. Notwithstanding any other provisions of these Amended and Restated Articles of Incorporation or the bylaws of the Corporation, any or all of the directors of the Corporation may be removed at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding Class A Common Shares, Class B Common Shares and Class C Common Shares entitled to vote generally in the election of directors (voting together for this purpose as one class) cast at a meeting of the shareholders called for that purpose (subject to any rights of the holders of Preferred Shares).

(e) Vacancies. Except as otherwise provided in these Amended and Restated Articles of Incorporation, any vacancies in the Board of Directors for any reason, and any newly created directorships resulting from any increase in the number of directors, may be filled by the vote of not less than a majority of the remaining members of the Board of Directors then in office, although less than a quorum, and any directors so chosen shall hold office until the next election of the term for which such directors shall have been chosen and until their successors shall be elected and qualified. No decrease in the number of directors shall shorten the term of any incumbent director.

(f) Outstanding Preferred. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more class or series of Preferred Shares shall have the right, voting as a class, to elect one or more directors of the Corporation, the provisions of paragraphs (b), (c), (d) and (e) shall not apply with respect to the director or directors elected by such holders of Preferred Shares.

(g) Power of the Board of Directors Regarding Bylaws. The Board of Directors has the authority to adopt, amend and repeal the bylaws of the Corporation without a vote of the shareholders. The shareholders shall also have the authority to amend the bylaws of the Corporation by a vote of the holders of not less than a majority of the outstanding Class A Common Shares, Class B Common Shares and Class C Common Shares, voting as a single class.

ARTICLE VI

BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

(a) Definitions. For the purpose of this ARTICLE VI only, the following terms shall have the meanings as described herein:

(i) Affiliate. “Affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(ii) Associate. “Associate,” when used to indicate a relationship with any person, means: (1) any corporation, partnership, unincorporated association or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of Voting Shares (as defined below); (2) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity; and (3) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(iii) Business Combination. “Business Combination,” when used in reference to the Corporation and any Interested Shareholder (as defined below) of the Corporation, means:

(A) any merger or consolidation of the Corporation or any direct or indirect majority-owned subsidiary of the Corporation with (1) the Interested Shareholder or any of its Affiliates; or (2) with any other corporation, partnership, unincorporated association or other entity if the merger or consolidation is caused by the Interested Shareholder;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of the Corporation, to or with the Interested Shareholder, whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation;

(C) any transaction that results in the issuance or transfer by the Corporation or by any direct or indirect majority-owned subsidiary of the Corporation of any shares of the Corporation, or any share of such subsidiary, to the Interested Shareholder, except: (1) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which securities were outstanding prior to the time that the Interested Shareholder became such; (2) pursuant to a merger with a direct or indirect wholly-owned subsidiary of the Corporation solely for purposes of forming a holding company; (3) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of the Corporation, or shares of any such subsidiary, which security is distributed, pro rata to all holders of a class or series of shares subsequent to the time the Interested Shareholder became such; (4) pursuant to an exchange offer by the Corporation to purchase shares made on the same terms to all holders of said shares; or (5) any issuance or transfer of shares by the Corporation; provided, however, that in no case under items (3)-(5) of this subparagraph (C), shall there be an increase in the Interested Shareholder’s proportionate share of any class or series of shares of the Corporation;

(D) any transaction involving the Corporation or any direct or indirect majority-owned subsidiary of the Corporation that has the effect, directly or indirectly, of increasing the proportionate share of any class or series of shares, or securities convertible into any class or series of shares, or shares of any such subsidiary, or securities convertible into such shares of the Corporation, which is owned by the Interested Shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares not caused, directly or indirectly, by the Interested Shareholder; or

(E) any receipt by the Interested Shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of the Corporation), of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A)-(D) of this subsection(a)) provided by or through the Corporation or any direct or indirect majority-owned subsidiary.

(iv) Control. “Control,” including the terms “controlled by” and “under common control with,” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of Voting Shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding Voting Shares of any corporation, partnership, unincorporated association or other entity shall be presumed to have control of such entity, in the absence of proof by a preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds Voting Shares, in good faith and not for the purpose of circumventing this provision, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(v) Interested Shareholder. “Interested Shareholder” means any person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation), that (1) is the owner of 15% or more of the outstanding Voting Shares of the Corporation; or (2) is an affiliate or associate of the Corporation and was the owner of 15% or more of the outstanding Voting Shares of the Corporation at any time within the three (3)-year period immediately prior to the date on which it is sought to be determined whether such person is an Interested Shareholder; or (3) the affiliates and associates of any person listed in clauses (1) and (2) above; provided, however, that the term “Interested Shareholder” shall not include any Person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the Corporation; provided, that such Person shall be an Interested Shareholder if thereafter such Person acquires additional Voting Shares of the Corporation, except as a result of further action by the Corporation not caused, directly or indirectly, by such person. For the purpose of determining whether a Person is an Interested Shareholder, the Voting Shares of the Corporation deemed to be outstanding shall include Voting Shares deemed to be owned by the Person through application of subsection (a)(viii) below, but shall not include any other unissued shares which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(vi) Owner. “Owner,” including the terms “own” and “owned,” when used with respect to any shares, means a person that individually or with or through any of its affiliates or associates:

(A) beneficially owns such shares, directly or indirectly;

(B) has (1) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person’s affiliates or associates until such tendered shares is accepted for purchase or exchange; or (2) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person’s right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to ten (10) or more persons; or

(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in item (2) of subparagraph (B) of this paragraph (vi)), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(vii) Person. “Person” means any individual, corporation, partnership, unincorporated association or other entity.

(viii) Voting Shares. “Voting Shares” means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in the election of the governing body of such entity.

(b) The Corporation shall not engage in any Business Combination with any Interested Shareholder for a period of three (3) years following the date of the transaction in which the person became an Interested Shareholder, unless:

(i) prior to such date, the Board of Directors approved either the Business Combination or the transaction which resulted in the shareholder becoming an Interested Shareholder;

(ii) upon consummation of the transaction that resulted in the shareholder becoming an Interested Shareholder, the Interested Shareholder owned at least 85% of the Voting Shares of the Corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (1) by persons who are directors and officers; and (2) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(iii) at or subsequent to such time, the Business Combination is approved by the Board of Directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding Voting Shares that are not owned by the Interested Shareholder.

(c) The restrictions contained in this Article VI shall not apply if:

(i) a shareholder becomes an Interested Shareholder inadvertently and (1) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an Interested Shareholder and (2) would not, at any time within the three (3)-year period immediately prior to a Business Combination between the Corporation and such shareholder, have been an Interested Shareholder but for the inadvertent acquisition of ownership; or

(ii) the Business Combination is proposed prior to the consummation or abandonment of, and subsequent to the earlier of the public announcement or the notice required hereunder of, a proposed transaction, which (A) constitutes one of the transactions described in the following sentence; (B) is with or by a person who either was not an Interested Shareholder during the previous three (3) years or who became an Interested Shareholder with the approval of the Board of Directors and (C) is approved or not opposed by a majority of the members of the Board of

Directors then in office (but not less than one (1)) who were directors prior to any person becoming an Interested Shareholder during the previous three (3) years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

(A) a merger or consolidation of the Corporation (except for a merger in respect of which, pursuant to the BCA, no vote of the shareholders of the Corporation is required);

(B) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the Corporation or of any direct or indirect majority-owned subsidiary of the Corporation (other than to any direct or indirect wholly-owned subsidiary or to the Corporation) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of the Corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the Corporation; or

(C) a proposed tender or exchange offer for 50% or more of the outstanding Voting Shares of the Corporation.

The Corporation shall give not less than twenty (20) days notice to all Interested Shareholders prior to the consummation of any of the transactions described in clause (A) or (B) of the second sentence of this Article VI(c)(ii).

ARTICLE VII

LIMITATION ON DIRECTOR LIABILITY AND INDEMNIFICATION

Section 7.1 Limitation of Director Liability. To the fullest extent permitted by the BCA as the same exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

Section 7.2 Indemnification. The Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, including in an action by or in the right of the Corporation, by reason of the fact he or she is or was a director or officer of the Corporation or is or was serving at the request of the Corporation, a director or officer of another corporation, partnership, joint venture, trust or other enterprise (the “Indemnitee”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding unless a final and unappealable determination by a court of competent jurisdiction has been made that he did not act in good faith or in a manner he or she did not reasonably believe to be in or not opposed to the best interest of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

The purpose of this provision is to fully indemnify the Indemnitee to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.3 Expenses Payable in Advance. The right to be indemnified shall include, without limitation, the right of an Indemnitee to be paid expenses in advance of the final disposition of any proceeding upon receipt of an undertaking to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified hereunder.

The purpose of this provision is to advance funds to the fullest extent permitted by Section 60 of the BCA or any successor statute.

Section 7.4 Expenses of Enforcement. An Indemnitee shall also be paid reasonable costs, expenses and attorneys’ fees (including expenses) in connection with the enforcement of rights to the indemnification granted hereunder

Section 7.5 Non-exclusivity of Rights. The rights of indemnification shall not be exclusive of any other rights to which an Indemnitee may be entitled and shall not be limited by the provisions of Section 60 of the BCA or any successor statute.

Section 7.6 Insurance. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director of officer of the Corporation or serving in such capacity in another corporation at the request of the Corporation against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Amended and Restated Articles of Incorporation.

Section 7.7 Other Action. The Board of Directors may take such action as it deems necessary or desirable to carry out the provisions set forth in this ARTICLE VII, including adopting procedures for determining and enforcing the rights guaranteed hereunder, and the Board of Directors is expressly empowered to adopt, approve and amend from time to time such bylaws, resolutions or contracts implementing such provisions or such further indemnification arrangement as may be permitted by law.

Section 7.8 Amendment or Repeal of ARTICLE VII. Neither the amendment or repeal of this ARTICLE VII, nor the adoption of any provision of these Amended and Restated Articles of Incorporation inconsistent with this Article VII, shall eliminate or reduce any right to indemnification afforded by this ARTICLE VII to any person with respect to their status or any activities in their official capacities prior to such amendment, repeal or adoption.

Section 7.9 Amendment of BCA. If the BCA is amended after the date of the filing of these Amended and Restated Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors or permitting indemnification to a fuller extent, then the liability of a director of the Corporation shall be eliminated or limited, and indemnification shall be extended, in each case to the fullest extent permitted by the BCA, as so amended from time to time. No repeal or modification of this Section 7.9 by the shareholders shall adversely affect any right or protection of a director of the Corporation existing by virtue of this Section 7.9 at the time of such repeal or modification.

ARTICLE VIII

AMENDMENTS

Except as otherwise provided by law, any provision herein requiring a vote of shareholders may only be amended by such a vote. Further, except as otherwise provided by law, Articles V, VI, VII and VIII may only be amended by affirmative vote of the holders of at least a majority of the outstanding Class A Common Shares, Class B Common Shares and Class C Common Shares, voting as a single class.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Adoption. These Amended and Restated Articles of Incorporation were duly adopted in accordance with Section 93 of the BCA.

Section 9.2 Authorization. These Amended and Restated Articles of Incorporation were authorized by action of the shareholder of the Corporation.

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IN WITNESS WHEREOF, I have executed these Amended and Restated Articles of Incorporation on this 14th day of August, 2008.

GSL HOLDINGS, INC.

By:	/s/ Michael Gross
Name:	Michael Gross
Title:	Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

By:	/s/ Ian J. Webber

Name: Ian J. Webber
Title: Chief Executive Officer

August 14, 2008